AGREEMENT

This Agreement (this “Agreement”) is made and entered into this 19th day of June, 2007, by and among Cullen High Dividend Equity Fund, a series of Cullen Funds Trust (“Fund I”) and Cullen International High Dividend Fund, a series of Cullen Funds Trust (“Fund II”, and, together with Fund I, individually a “Fund” and collectively the “Funds”).

WITNESSETH:

WHEREAS, each fund must comply with provisions of Rule 17g-1 under the Investment Act of 1940, as amended ((the “1940 Act”); and

WHEREAS, one of the provisions of Rule 17g-1 under the 1940 Act with which each Fund must comply is to enter into an agreement addressing allocation of recoveries under any joint fidelity bond in which such Fund is named as an insured;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Funds, intending to become legally bound, hereby agree as follows:

1.   Allocation of Recoveries.  In the event recovery is received under any joint fidelity bond under which the Funds are named as joint insureds as a result of a loss sustained by more than one Fund, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CULLEN HIGH DIVIDEND EQUITY FUND,
a series of Cullen Funds Trust

By:  /s/  James P. Cullen
Name:    James P. Cullen
Title:      President

CULLEN INTERNATIONAL HIGH DIVIDEND FUND,
a series of Cullen Funds Trust

By:  /s/  James P. Cullen
Name:    James P. Cullen
Title:      President